

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

November 8, 2007

<u>Via Facsimile and U.S. Mail</u>
Phillip D. Peterson, Esq.
General Counsel
Microtune, Inc.
2201 10th Street
Plano, TX 75074

> **Re: Microtune, Inc.**
> **Schedule TO-I**
> **Filed November 2, 2007**
> **File No. 005-59981**

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Amend.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO</u>

1. We note that the tender offer will expire at 5 pm, Central time, on December 3, 2007. Please revise the expiration time to ensure that the tender offer remains open for twenty business days and that a business day consists of the time period through 12:00 midnight Eastern time. Refer to Rule 13e-4(a)(3) and (f)(1)(i).

Item 11. Additional Information

2. Describe in your offering document any pending legal proceedings relating to the tender offer. We note that on pages 35-37 of the Offer to Amend you discuss pending legal matters concerning your stock options. Refer to Item 1011(b) of Regulation M-A.

Offer to Amend Certain Options

Question 27. If I accept the Offer, am I guaranteed…, page 14

3. Please disclose, here or in another section of the summary term sheet, whether any IRS private letter ruling was sought. In addition, please tell us whether any written opinion was prepared by tax counsel at the issuer's request pertaining to the tax consequences of the transaction. If so, please discuss the tax opinion and file it as an exhibit. Refer to Item 1016(h) of Regulation M-A. Please similarly revise the discussion of material federal income tax consequences beginning on page 53. See Item 4 of Schedule TO and corresponding Item 1004(a)(1)(xii) of Regulation M-A.

Question 35: Where can I find more information about the Offer, page 15

4. We note that you held an informational meeting. Please file any written instruction, form or other material that was furnished to persons making an oral solicitation or recommendation by or on behalf of Microtune, or advise us that no such material exists. Refer to Item 1016(g) of Regulation M-A.

Conditions of the Offer, page 46

5. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the first bullet to remove the reference to "threatened" and remove the term "proposed" in the second and tenth bullets since it is unclear how these actions could be objectively determined.

Schedule B: Summary Financial Information, page 59

6. Please revise to include the income per common share from continuing operations. Refer to Item 1010(c)(2) of Regulation M-A. In addition, we note that the disclosure on page 55 is insufficient; please revise to include the balance of information required by Item 1010(c) such as the ratio of earnings to fixed charges, book value per share and any other missing information for the same periods specified in Item 1010(a) and (b) of Regulation M-A. See Interpretation

I.H.7 in the July 2003 Supplement to our Manual of Publicly Available Telephone Interpretations available on our website www.sec.gov.

Exhibit (a)(1)(b) E-mail to Employees Affected by 409A

7. We note that in the first paragraph you state that you received clearance from the SEC to proceed. Please revise to omit this statement or explain to us what "clearance" you received. In addition, please advise us of the manner in which the tender offer was disseminated and the basis upon which Microtune concluded such dissemination was consistent with Rule 13e-4(d).

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions